UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-14917
Naspers Limited
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
40 Heerengracht, Cape Town, 8001, The Republic of South Africa, +27 21 406 2121
(Address, including zip code, and telephone number, including area code, of lssuer's principal executive offices)
Class N ordinary shares, nominal value Rand 0.02 per share
American Depositarv Shares, each representing one Class N ordinarv share, nominal value Rand 0.02 per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

17 CFR 240.12d2-2(a)(1)
17 CFR 240.12d2-2(a)(2)
17 CFR 240.12d2-2(a)(3)
17 CFR 240.12d2-2(a)(4)

Pursuant to 17 CFR 240.12d2-2(b), the Exchange has compiled with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Naspers Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorised person.

May 29. 2007

By: /s/ Steve Pacak Chief Financial Officer
Date
Name: Steve Pacak Title